INVEST IN **HOBBYDB**

Built and Owned by Collectors like you



hobbydb
The place all collectors can call home.

hobbydb.com Superior, CO

Technology | Marketplace | Ecommerce | Consumer Goods

Highlights

1. We believe we are poised to conquer an underserved, $500B market comprised of 75 million collectors
2. hobbyDB is home to 660,000 collectors who have collections worth $5.7 Billion
3. Our App continues to grow with more than 383,000 Downloads and a 4.8 rating on iOS.
4. Backed by industry veterans including folks from Disney, Hot Wheels, and Collectors Universe.
5. CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40M GMV

Our Team



Christian Braun Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.

> Collectibles is a completely underserved, $500 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 80 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.



Alexandra Lindsay Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Christopher Caruk Crafter for Collectors & Development

More than 40 years in technology, the last 25 years in executive positions.

EVERY FANDOM EVER | EVERY COLLECTIBLE EVER

We founded hobbyDB because we saw a once in a lifetime opportunity to create a company OWNED by collectors and fans.

Why? In a world dominated by eBay, Amazon, and Facebook, a united group of fans can be powerful when it comes to building the ultimate fan & collectible experience.



hobbydb
Built & Owned by Collectors Like You.

By uniting fans of all kinds, we're attempting to create a company that can influence and power the $500 billion collectible/fan merch space.

Our long term goal is to unite 100,000 collectors as Shareholders of the company. Our mission is to create a massive grassroots audience that can make hobbyDB the most influential company in the collectible and fan merch market (and share the financial upside with its core members). If we can achieve that, we can really shape the destiny of the collectible galaxy.

THE PROBLEM

The Collector's Experience can be a fragmented mess.

- Adding new items to your collection meant crawling tons of different sites and trying to stay alert to new drops
- Keeping track of your collectables required hard-to-use spreadsheets that never reflected what items were actually worth
- And using all the different marketplaces meant you might get scammed and buy something that wasn't what it was promised.

SOLUTION

We've built a home for all of your fandom needs.

hobbyDB is revolutionizing the fandom experience by creating a one stop shop for everything that every collector and fan needs. With hobbyDB's powerful platform, you can easily

1. Find out more about the awesome must haves you are interested in
2. Manage your collection down to the very last important detail
3. Track the value of your collection over time
4. Buy and Sell on our secure marketplace
5. Lean on a friendly community of 660,000 collectors looking to expand their collections

OUR VISION

Blending our current solution with the power of AI, we will ultimately give you the ability to -

1. Use the hobbyDB App anywhere to scan or photograph an item and find out all about it using photo matching.
2. Automatically manage your collection (for example insure it to the value you feel right, automatically offer duplicates for sale or best offer etc)
3. Utilize artificial intelligence to find answers to all of your burning questions such as which items went up in value the most over the last year, product specific information, and much more.
4. Show you relevant new products from anywhere around the world of interest to you (using items in your collection, wish list and ratings)
5. Be the place where you can find any information you need about your hobby or ask questions to the Community
6. Work with Artists and Brands and our members to create new, limited edition exclusive products for our members

FanMerch Represents a $500B Industry


FanMerch
500 Billion
Licensed
$292 Billion
Collectible
$225 Billion

At an impressive **$500 Billion market size**, the collectibles space continues to gain traction in multiple segments. Sneakers and trading cards are among a handful of genres that have carved or re-carved their own respective niches recently within the collectibles industry. But these "only" account for what we believe is only around $20 billion of the collectibles market. That means all the attention right now is focused on less than **4% of the whole addressable market in collectibles.**

THE POWER OF THE HOBBYDB COMMUNITY

Individually we are all collectors, but together we have the power to shape the industry.

hobbyDB is powered by a blend of seasoned entrepreneurs, industry innovators, and a strong community of 1,432 shareholders.


The power of the hobbyDB Community
"I am a great supporter of this one database of every Hot Wheels made – even I forgot what I designed way back! It will be nice to have an easy way to check it. I also like that it covers all Automobilia and look forward to exploring it more."
Larry Wood
Legendary Hot Wheels Designer and hobbyDB Owner



"When you own an 80's toy collection that could fill the trailers of 10 life-size Optimus Primes, you start to get a little hazy on what items you have and what you still need. I love the hobbyDB concept because it's perfect for helping me keep track by documenting my collection!"
Adam Goldberg
Disney Creator, Producer of The Goldberg's and Investor of hobbyDB

[See our other testimonials here]

Uniting the power of Community with Industry Experts

Industry experts across the globe believe in hobbyDB and our community. Here are just a few who have already invested in hobbyDB -



Owned by Key Members of the
Collecting Industry
Adam Goldberg
Andrew Hill
Andy Goodman
Anita Smith
Anthony Castro
Arthur Ward
Brendon Vetuskey
Bruce Pascal
Bryan Benedict
Christian Falkensteiner
Christopher Gast
Cletus Seldin
Danny B Draper
Dave Gilbert
Derryl DePriest
Dov Kelemer
Fabio Di Pane Masi
Isaac Thomas
Jennifer Milhollin
Jim Cowen
Jim Garbaczewski
John A Kuvakas
John Hamm
John Smoke
Kevin Fealy

Klaus Brandhorst
Larry Wood
Lee Biars
Manny Ruiz
Mac Ragan
Matt Oldweiler
Matthew Richter
Missy Voshell
Mike Horn
Nat Turner
Paul Deerdorff
Paul Scardino
Richard Gottlieb
Robert Graves
Sergio Goldvarg
Tom Dimberger
Wayne Winsett
William Taylor
Zachary Fisher
Jim Bur
Simon Elford
hobbyDB

TRACTION

Thanks to such a powerful community, we are growing every day!





9.8 Million
Items in Member Wish Lists
109,000
Items for Sale
830,000
Items on hobbyDB
115,000
Subjects
51.7 Million
Items in Member Collections
hobbyDB

660,000
Community Members Strong
51.7 Million Items in Collections
Adding 10,000 a day
375,000 App Downloads



We're the authoritative resource for tons of fandoms including -



And each Crowdfunding Round has increased in value to reflect our progress!



So far we've raised $656,872 from 1,432 investors thanks to Equity Crowdfunding. With that money we've been able to grow to a huge 800,000 database items, 5.8M price points in the guide and more than 375,000 App downloads. All powered by a community of 660,000 members.

And we're just getting started.

How We Make Money

Like other great companies when they were early-stage (like LinkedIn and Zillow), hobbyDB is built to focus on long term revenue to maximize the benefit for our Shareholders. Here are our many different revenue streams -

Advertising

We earn income on programmatic and direct advertising that is displayed on the site.

Affiliate Partnerships

We earn commission by linking to items for sale on partner websites

Data/API Sales

We earn fees on selling access to information in our database including the price guide

Marketplace Fees

We earn a 3-5% commission on any marketplace sale

Product Exclusives

We earn revenue on exclusive product sales from partner brands



WHAT IS NEXT FOR HOBBYDB

Socializing the Collectible Experience

With a community of 660,000 members strong, we're making it easier for you to talk to each other, collaborate, and share everything. Here's how -

- Ratings - Our new rating system allows collectors to rate their faves...and not so faves.
- Activity Stream - Coming the first quarter of 2024 - get real-time notifications from brands and designers you follow, plus alerts for significant value changes on your items and when new items arrive from your favorite sellers and more on the App!
- Forum - Coming in the first quarter of 2024, utilize our forum to discuss everything collectible, collaborate on the database and price guide, and see real time drops of anything that's new.

Become the one-stop shop collectibles hub

It's our mission in 2024 to focus on making hobbyDB also the premier buying and selling destination in the collectibles universe. We accomplish this with improved marketplace tools for buyers and sellers including -

- Direct links on hobbyDB item pages such as Entertainment Earth or FYE that allow buyers to safely purchase direct from retailers.
- Exclusive cross-promotions between hobbyDB and brands such as FiGPiN, Youtooz and Handmade by Robots, and more!
- The ability to make offers on items in other people's collections.
- Streamlining the listing experience so you can easily bulk upload items for sale and benefit from the lowest fees in the industry.

Become the Ultimate Collectibles Database

Find out anything and everything that you've ever wanted.

- Add Prices for graded items - We know that there can be a big difference between the value of a graded item vs. a non graded item. It's time for us to take the price guide to the next level and give you the ability to see the estimated values of your graded items as well.
- Add more and more new data - In just the last few months, we've added Emma Bridgewater porcelain, Porsche Posters and Roman coins. Have a love for all things Starbucks? **Check out our Starbucks Mugs collection here**.
- More detailed information on items like our recent Fake Photo section and the ability to scan many more different reference numbers such as ISBNs or GameStop barcodes.


Flywheel
We create a flywheel to acquire more data, by acquiring more users and sellers
Our business is defensible as everyone wants only a single best database
Start with one collection category
Repeat with next category
Build product database
Generate buyer traffic
Onboard sellers
Reap increasingly stronger network effects
hobbydb

WHY JOIN THE REVOLUTION

It's been our dream since Day One to allow our members and the community to own a part of (and hopefully benefit from) the resource that they helped to build. So when crowdfunding became available, we knew that it was the right choice for our community.

Once again, we're opening our doors to fanatics worldwide and giving you the opportunity to own a piece of hobbyDB and its family of brands (including Pop Price Guide and The Toy Peddler). Equity crowdfunding basically allows anyone to easily invest in early-stage pre-IPO companies that they believe will do great things! By uniting fans of all kinds, we'll be able to shape the future of collecting and create a resource that we all love to use. As hobbyDB grows, so does our power!

The time is now if you haven't already joined the hobbyDB community!

Take advantage of this opportunity to join more than 1,432 shareholders and our 2,301 volunteers on our quest to dominate the world of collectibles.